Exhibit 99.1

VinFast Announces 4Q24 Global Deliveries, January 2025 Domestic Deliveries, 2025 Guidance and Sets Date for the Release of Full Year 2024 Results

February 13, 2025 – VinFast Auto Ltd. (“VinFast” or the “Company”) today announced its preliminary vehicle deliveries for the fourth quarter of 2024. The Company delivered 53,139 electric vehicles (“EVs”)1 globally in 4Q24, representing a 143% increase quarter-over-quarter and a 342% increase year-over-year.

Driven by demand for affordable models and strength in the domestic Vietnam market, the Company set new delivery records2 for three consecutive months during the fourth quarter, culminating in total deliveries of 97,399 EVs1 globally for the full year 2024. This represents a 192% increase year-over-year, exceeding management’s revised delivery guidance of 80,000 vehicles globally for the full year 2024.

The Company targets to at least double its global deliveries for the full year 2025 as it expects to continue this strong momentum

In January 2025, VinFast’s domestic EV deliveries alone reached over 10,000, including over 4,000 VF 3s and 3,300 VF 5s.

VinFast also announced it delivered 31,170 e-scooters and e-bikes in 4Q241, representing a 65% increase quarter-over-quarter and a 41% increase year-over-year. On a full year 2024 basis, the Company delivered 70,977 e-scooters and e-bikes1, representing a 1% increase year-over year.

The Company also announced that it will release its 4Q24 and full year 2024 financial results before the market opens on April 24, 2025. On the same day, VinFast’s management will hold a live webcast to discuss the Company’s business performance and strategy. Details for the call are below:

-	What: VinFast Q4 and Full Year 2024 Financial Results and Q&A Webcast

-	When: Thursday, April 24, 2025

-	Time: 8:00 a.m. Eastern Standard Time

-	Live webcast: https://edge.media-server.com/mmc/p/czdght4i

A replay of the webcast will also be made available on the Company’s website.

For additional information, please visit ir.vinfastauto.us.

Investor Relations   Email: ir@vinfastauto.com

Media Relations      Email: info@vinfastauto.com

Note 1: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period, as a result of the year end audit.

Note 2: In terms of the number of VinFast EVs delivered by the Company in Vietnam in a single month.

About VinFast

VinFast – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer committed to its mission of creating a green future for everyone. VinFast manufactures a portfolio of electric SUVs, e-scooters and e-buses in Vietnam and exports to the United States and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

Forward-Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the Company’s securities may experience a material price decline and volatility in the price of such securities due to a variety of factors, (ii) the adverse impact of any legal proceedings and regulatory inquiries and investigations on the Company’s business, (iii) risks associated with the Company’s limited operating history, (iv) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus, (v) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (vi) risks associated with being a new entrant in the EV industry, (vii) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity, (viii) the Company’s ability to successfully introduce and market new products and services, (ix) competition in the automotive industry, (x) the Company’s ability to adequately control the costs associated with its operations, (xi) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes acceptable from its suppliers, (xii) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xiii) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity in a timely manner and within budget, (xiv) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xv) the demand for, and consumers’ willingness to adopt, EVs, (xvi) the availability and accessibility of EV charging stations or related infrastructure, (xvii) the unavailability, reduction, or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xviii) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations, or cash flows, (xix) the risk of battery pack failures in the Company or its competitor’s EVs, (xx) risks related to the failure of the Company’s business partners to deliver their services, (xxi) errors, bugs, vulnerabilities, design defects, or other issues related to technology used or involved in the Company’s EVs or operations, (xxii) the risk that the Company’s research and development efforts may not yield expected results, (xxiii) risks associated with autonomous driving technologies, (xxiv) product recalls that the Company may be required to make, (xxv) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxvi) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates, (xxvii) conflicts of interests with or any events impacting the reputation of Vingroup affiliates or unfavorable market conditions or adverse business operations of Vingroup and Vingroup affiliates, and (xxviii) other risks discussed in our reports filed or furnished to the SEC.

All forward-looking statements attributable to us or people acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.